July 31, 2024

I-Fa Chang
Sole Director
Aimfinity Investment Merger Sub I
c/o Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

       Re: Aimfinity Investment Merger Sub I
           Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted July 3, 2024
           CIK No. 0001997799
Dear I-Fa Chang:

       We have reviewed your amended draft registration statement and have the following comments. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 23, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4
Cover Page

1. Please revise your cover page to include Docter, Inc. as a co-registrant. Refer to General
       Instruction I.1. of Form F-4.
Questions And Answers About The Business Combination And The Extraordinary
General
Meeting
Is there any financing in connection with the Business Combination?, page viii

2. We note your response to comment 4 and reissue the comment in part. Please disclose here and in your prospectus/proxy statement summary whether and under what circumstances the transaction financing is required to complete the business combination.
 July 31, 2024
Page 2

       In your discussion, identify the relevant conditions to closing that could be breached if the transaction financing is not obtained.
What is the redemption scenario accompanying the Business Combination and what shall be the relative equity stakes of AIMA shareholders..., page ix

3. Please revise your dilution disclosures to comply with Item 1604(c) of Regulation S-K. In particular, please disclose, in tabular format, the difference between the price of the securities issued in your IPO and your net tangible book value per share. Please also ensure that the net tangible book value per share is adjusted to give effect to each of the presented redemption levels, material probable or consummated transactions, and other material effects on your net tangible book value per share from the business combination.
Do any of Aimfinity's directors, officers or the Sponsor have interests ..., page xiv

4. We note your response to comment 5 and reissue the comment. Please revise your disclosure to briefly discuss changes to or waivers of the terms of the transaction that may result in a conflict of interest and why.
5. Please revise your conflicts of interest disclosure to highlight all material interests in the business combination held by the sponsor, Aimfinity's officers and directors and Docter's officers and directors, including any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination. Refer to Item 1603(c) and Item 1605(d) of Regulation S-K. What happens if a substantial number of AIMA Public Shareholders vote in favor of the
Proposals and exercise their redemption rights?, page xx

6. We note your response to comment 3, including that the AIMA Initial Shareholders waived the right to any liquidation distribution "in consideration of the significant value that such AIMA Initial Shareholder may gain from the trading of such PubCo Ordinary
       Share converted from the Founder Shares and AIMA Private Placement Units such person holds, as applicable, if the Business Combination is consummated." Please revise your disclosures throughout the registration statement to note the potential "significant value"
       as of a recently practicable date.
Summary Of The Proxy Statement / Prospectus, page 1

7. We note your disclosure that as of the record date, there were 5,617,498 AIMA ordinary shares issued and outstanding. Please revise to prominently disclose the current funds remaining in your trust account.
Risk Factors
Docter currently has a limited customer base. Failure to recruit new customers or expand its relationship with existing customers may..., page 23

8. We note your response to comment 10 and reissue the comment in part. Please revise your
       MD&A to disclose whether you expect the trend in customer concentration to continue for future financial periods.
 July 31, 2024
Page 3
If Docter is unable to support its growth strategies successfully, timely, or at all, then Docter's ability to generate, and thereafter..., page 23

9. We note your response to comment 11. We also note your disclosure on page 126 that you intend to partner with Chylyng Co., Ltd., a Taiwanese company which designs IoT solutions, and a Singapore-based distributor to commence sales in Singapore by the end of
        2024. Please revise to disclose the material terms of the memorandum of understanding with Chylyng and the material terms of the agreement with the distributor. Please file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Please also revise this risk factor to discuss your potential expansion into Singapore, and to highlight any potential risks associated with such expansion.
Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself and for other..., page 24

10. We note your response to comment 12 including that you have no formal written agreement with Sun-Prance Media Co., Ltd. and Ten-Tronics Co., Ltd., respectively, because only a limited quantity of products have been ordered and manufactured to date.
        Please revise this risk factor to discuss the risk to investors from your not having formal written contracts with your two major manufacturers. Please also revise your disclosure to discuss the source and nature of the raw materials and components used in your products.
Exchange rate fluctuations may negatively affect Docter's liquidity, financial condition and results of operations., page 25

11. We note your response to comment 13. To provide context for investors, please further revise this risk factor to note your current percentage of revenues that are generated in
        U.S. dollars.
Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay or prevent..., page 33

12. We note your response to comment 17 and reissue the comment in part. Please revise your disclosure here, or in the regulatory section on page 175, to discuss all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements, which are applicable to Docter and Horn.
Proposal No. 2 The Acquisition Merger Proposal
Conditions to Closing, page 84

13. We note your response to comment 22. Please revise your disclosure regarding
        Aimfinity's conditions to closing to clarify whether these conditions may be waived by
        Aimfinity or Docter. Please also disclose whether Docter's conditions to closing may be waived by Aimfinity, Docter or any other party.
Background of the Business Combination, page 92

14. We note your response to comment 23 and reissue the comment. Please revise to disclose the reason for the restructuring transactions, including the departure of the former board members and management of Aimfinity. Please also affirmatively disclose whether
        Aimfinity public shareholders were entitled to a vote and opportunity to redeem their
 July 31, 2024
Page 4

       shares in connection with the restructuring transaction. In this regard, we note your disclosure that "[a]s provided in the amended and restated memorandum and articles of associations effective at the time, holders of the AIMA Class A Ordinary Shares shall have no right to appoint or remove any directors of Aimfinity, and is not entitled to redeem their shares solely in connection with the appointment or removal of any directors of Aimfinity," but it is unclear whether shareholders were entitled to a vote with respect to a restructuring transaction. Finally, include additional risk factor disclosure, if applicable, describing the risks related to the resignation and appointment of the new board.
15. We note your response to comment 24 and reissue the comment. Please identify the individuals and parties who participated in the meetings and discussions described throughout this section. For example, we note your disclosure on page 94 that "[o]n May
       11, 2022, Aimfinity was introduced to Candidate Two by US Tiger." Please disclose the members of Aimfinity and US Tiger that were involved in these discussions.
16. We note your response to comment 26 and reissue the comment. Please revise your disclosure in this section to describe how the Aimfinity Board arrived at an initial pre-
       transaction enterprise value of $70-100 million for Docter for the LOI. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Aimfinity Board. Please also further discuss the advice provided by US Tiger in connection with the valuation, including any assumptions relied upon by US Tiger. As a related matter, we note your disclosure on page 99 regarding the factors considered in connection with the lowering of Docter's valuation to $60 million. Please revise to further explain the operational challenges and uncertainties, including why Docter's future plan for meeting certain sales benchmarks for its DocterWatch may be challenging to meet, why Docter is facing a significant cash crunch, and how recent market downturns have directly impacted Docter's operations.
       Consider adding risk factor disclosure, as applicable, to highlight the risk to investors from these challenges.
17. We note your revised disclosure that "Mr. Huang shared Docter's historical unaudited financial information, and financial projections based on customer information, sales benchmarks, and comparable companies, with representatives of Aimfinity and US Tiger for financial due diligence and valuation analysis." Please revise the projections disclosure on page 108 to note the date of these projections. Please also tell us whether the projections and comparable companies analysis provided in May 2023 are the same or materially the same as those included in the registration statement in Newbridge's fairness opinion. If the projections or comparable companies analysis are materially different, please explain these differences, what changes were made and why, and revise your background discussion to note when Newbridge received the relevant projections.
18. We note your disclosure on page 94 that "[o]n March 30, 2023, Mr. Chang, the CEO of
       Aimfinity and Dr. Chen, an independent director of Aimfinity, were invited by Mr. Hsin-
       Ming Huang, CEO of Docter and a personal friend of Mr. Chang, to a signing ceremony for a collaboration agreement between Docter and the City of Ottawa, Canada." Please revise to further discuss the relationship between Mr. Chang and Mr. Huang, including whether they had discussed a potential business combination prior to this meeting.
 July 31, 2024
Page 5
19. We note your response to comment 27 and reissue the comment in part. Please revise this section to discuss the process by which US Tiger was selected as the financial adviser, and to note that Aimfinity's CFO, Mr. Xuedong (Tony) Tian served as a managing director and head of capital markets at US Tiger from October 2020 to April
       2024. Please also disclose any conflicts of interest related to Mr. Tian serving as managing director of US Tiger and as Chief Financial Officer of Aimfinity. Finally,
       please file the Business Combination Marketing Agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.
20. We note your response to comment 28. Please revise your disclosures on page 103 to explain how each key factor was considered by the Aimfinity board of directors when deciding whether to approve the business combination. Refer to Item 1606(b) of
       Regulation S-K.
21. In an appropriate place in your filing, please disclose why Docter is engaging in the transaction with Aimfinity and whether Docter considered other transactions, such as a traditional IPO, instead of pursuing a business combination with Aimfinity. See
       Item 1605(b)(3) of Regulation S-K.
Basis for the Recommendation of Aimfinity's Board of Directors - Fairness Opinion, page 106

22. We note your response to comment 35 and reissue the comment. Please amend your disclosure to provide a detailed description of each of the relevant assumptions underlying the projections of Docter, as well as the process undertaken to formulate them. Disclose the specific limitations of the assumptions. Finally, tell us how the projections are reasonable, given the historical operating results of the company. Refer to Item 1609(b)
       and (c) of Regulation S-K.
23. We note your disclosure that the comparable public companies identified had the most similarities to Docter, Inc. We also note that three companies selected have high market capitalization, an extensive history of operations and annual net sales between $377 million and $4.2 billion. Please provide a discussion of the difference between Docter and these companies, and disclose the basis for evaluating the financial performance and trading multiple of these companies as an indicator of the value of Docter.
24. We note your disclosure that "Newbridge employed various methods to analyze the range of values of Docter." Please clarify if Newbridge performed any financial analyses other than the Comparable Public Company Analysis and the Discounted Cash Flow Analysis.
25. Please revise and clarify the fiscal year-ends represented in the projected discounted cash flows. For example, please clarify whether "2024E" refers to the fiscal year-ending
       December 31, 2024.
26. We note your response to comment 33. Please discuss any uncertainties in projecting operating results three to ten years out and the limitations of the projections. In addition, you disclose that the 2029-2032 revenue growth and cash-flow margins were lower than the previous two-year average. Please discuss the reasons for the lower estimation.
27. Please discuss whether the projected information is in line with historical operating results. For example, your projected revenue of $3.3 million for fiscal year 2023, and the reported revenue for fiscal year 2023 was $30,081. Disclose the basis for your conclusion regarding the utility of this analysis.
 July 31, 2024
Page 6

28. Please expand and discuss your assumed revenue growth rates in further detail. For example, the projected revenue growth rate for year 2024 is 200%. Disclose how the expansion in new territories supports such growth rates. Also address the fact that the projected revenue for 2024 is over 300 times the actual revenue reported for 2023.
Industry Overview Of Docter, page 114

29. We note your use of statistics regarding market size and growth throughout this section.
       For example, on page 114 you note that "[t]he smart glucose monitoring system segment had a market size of approximately $3.5 billion as of 2021." Please revise to provide support for all of these figures.
Business Of Docter
Overview, page 117

30. Please disclose the fees paid to Kaohsiung Hospital, if material. Please also discuss the material terms of any agreements with Kaohsiung, and file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Our Revenue Model, page 122

31. We note your disclosure that "[s]ometimes, a customer will prefer to use a cheaper monitoring device than the DocterWatch because they are looking to monitor only one vital sign (such as blood pressure). In such a scenario, Docter will sell the customer a cheaper monitoring device that is compatible with the Docter Cloud." Please revise to further discuss these cheaper monitoring devices, including how they are sourced. To the extent that Docter has entered into arrangements with third parties for the provision of these devices, please disclose the material terms of any agreements, and file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Products and Services We are Developing, page 123

32. We note your response to comment 36 and reissue the comment in part. Please provide further detail regarding the current stage of development of your non-invasive blood glucose technology. In particular, please expand your disclosure to explain what establishing a preliminary modeling algorithm entails.
33. We note your disclosure that "Horn has signed a Technology Development Cooperation
       Contract with Mr. Chien-Sheng Liu (a shareholder of Docter, Inc.) and Livestrong
       Biomedical Technology Co., Ltd., a Taiwanese company that is owned and controlled by
       Mr. Liu, (   Livestrong   ), dated February 23, 2023, according to which
Horn and
       Livestrong will collaborate on the development of the technology for the blood glucose monitoring device, including, but not limited to, the development of an algorithm, establishment of clinical trials and production of the device itself." Please revise to discuss the material terms of this cooperation contract, and file the contract as an exhibit to this registration statement or explain why you are not required to do so. Refer to Item
       601(b)(10) of Regulation S-K.
 July 31, 2024
Page 7
Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of
Docter
Liquidity and Capital Resources, page 133

34. We note your response to comment 46 and reissue the comment in part. Please revise to further discuss whether you have entered into any discussions or material agreements to address your going concern risk.
35. We note your response to comment 47, but we are not persuaded by your response. Please file the agreement with Hsin-Ming Huang as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Statements, page 152

36. We note your response to comments 52 and 61, and we reissue the comments. Please provide the required audited and interim financial statements of the registrant, Aimfinity
       Investment Merger Sub I (PubCo) as required by Item 14 of Form F-4. Please also include
       PubCo in a separate column in the pro forma financial statements to reflect the reincorporation and acquisition mergers.
37. With reference to the terms of the earn-out agreement, disclose the proposed accounting for such shares and clarify why these shares are not reflected in your pro forma financial statements.
38. Please provide the detailed conversion information for shares presented in the tables on page 153 and 154, respectively, similar to the Notes presented on pages x and xi.
39. We note that the consummation of the Business Combination is subject to various conditions, including that PubCo shall have net tangible assets of at least $5,000,001 upon the consummation of the Business Combination. Please disclose how you meet this condition under each of the No, 25%, 75% and Maximum Redemption
Scenarios.
40. With reference to Note (N), it appears you may not have sufficient cash under maximum redemption. Please disclose whether you plan to enter into any transaction financing. If so, please address the need to provide additional pro forma information that addresses scenarios under which you do not enter into a financing agreement. We note your disclosure on page 96 that "Aimfinity and Docter shall collaborate to obtain necessary
       Transaction Financing in the form of backstop equity commitment or private investment
       in public equity (   PIPE   ) in connection with the closing."
Regulations Applicable To Docter, page 175

41. Please revise this section to briefly discuss regulatory requirements that would be applicable to Docter's proposed operations in Singapore.
42.    We note your disclosure on page 175 that "DocterWatch and Docter iCare
[are]
       considered Low Power Radio Frequency Equipment" and that "[a]ccordingly...such devices must first be approved and recognized by the NCC. Docter has received such approvals for each of the DocterWatch and Docter iCare device." Please disclose when these approvals were received and discuss any plans to obtain similar approvals, as applicable, in Singapore.
43. We note your response to comment 59 and reissue the comment in part. Please revise to discuss the risk, either here or in your risk factors, stemming from your assumption that
 July 31, 2024
Page 8

       the blood glucose monitor will receive a Class II classification by the Taiwanese FDA.
       Please also further discuss clinical trial requirements and approvals required in connection with the blood glucose monitor.
General

44. Please revise to provide the disclosures required by Items 1603 and 1604 of Regulation S-
       K.
45. Please revise to provide the disclosure required by Item 1606(c) of Regulation S-K.
46. We note your disclosure throughout the registration statement that the funds in your trust account are held in money market funds, which are invested in U.S. Treasury securities.
       Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.
       Also, include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status. In your revised disclosure, please address the risks, if any, related to representations and warranties in the Business
       Combination Agreement that Aimfinity is not an investment company within the
       Investment Company Act of 1940.
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ze'-ev D. Eiger, Esq.